EXHIBIT 4.2

Amendment No. 1 to Amended and Restated

AmerUs Group Co. Chairman’s Bonus Plan

Reference is hereby made to that certain AmerUs Group Co. Chairman’s Bonus Plan effective as of January 1, 2002 (“Plan”). This First Amendment to the Plan (this “Amendment”) is made and entered into by AmerUs Group Co. in accordance with Article 8 of the Plan and shall amend and supplement the Plan to the extent set forth below.

1. Section 1.1 of the Plan shall be amended by inserting the following sentences immediately following the only sentence in such Section: Notwithstanding anything contained in the Plan to the contrary, for purposes of determining grants of Stock Units to Eligible Agents under Section 3.1 of the Plan for the 2004 Base Year, the Award Date shall mean a date determined by the Committee in its sole discretion that is after February 15, 2005 and subsequent to the publication of the 2004 Base Year Supplement (“2005 Award Date”). For all other purposes under the Plan, the Award Date for the 2004 Base Year shall be February 15, 2005.

2. Section 3.1 of the Plan shall be amended by inserting the following language immediately following the last sentence of such Section: Notwithstanding anything contained in the Plan to the contrary, grants of Stock Units with respect to the 2004 Base Year shall be determined using the Fair Market Value of a share of Stock on the 2005 Award Date and shall be granted on that date. The Committee will notify each Eligible Agent who receives Stock Units of the number thereof within 30 days of the 2005 Award Date.

3. Section 3.2 of the Plan shall be amended by inserting the following language immediately following the last sentence of such Section: The first twenty percent of Stock Units awarded for the 2004 Base Year shall vest on February 15, 2006 for Plan Participants whose applicable Plan Production has met or exceeded the applicable Production Threshold for the 2005 Vesting Year.

4. In the event of any inconsistency between the Plan and this Amendment, this Amendment shall govern. Terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Plan.